210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

 FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Completes Enrolment in
Combination REOLYSIN®/Gemcitabine Trial

CALGARY, AB, --- March 25, 2009 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) today announced the completion of patient enrolment in its U.K. clinical trial to evaluate the anti-tumour effects of intravenous administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in patients with advanced cancers including breast, and head and neck.  The principal investigators are Dr. Johann de Bono of The Royal Marsden NHS Foundation Trust and The Institute of Cancer Research, U.K., and Professor Jeff Evans of the University of Glasgow, Scotland.

A total of 15 patients were enrolled in the trial.  Of the ten patients evaluable for response, two patients (breast and nasopharyngeal) had partial responses (PRs) and five patients had SD (stable disease) for 4-8 cycles, for a total disease control rate (CR (Complete response)+PR +SD) of 70%.

“The results to date using this treatment combination in late-stage cancer patients indicate that further studies using this drug combination are warranted,” said Dr. Brad Thompson, President and CEO of Oncolytics. “We plan to initiate further studies in the U.S. using a modified dosage regime of REOLYSIN and the commonly used U.S. dosage of gemcitabine (800 mg/m2) in patients with advanced or metastatic pancreatic cancer in partnership with the Cancer Therapy & Research Center at The University of Texas Health Science Center in San Antonio, (CTRC at UTHSCSA).”

The U.K. trial (REO 009) is an open-label, dose-escalating, non-randomized study of REOLYSIN given intravenously with gemcitabine every three weeks.  Gemcitabine (1000 mg/m2) was administered to patients in combination with escalating dosages of REOLYSIN intravenously.

Eligible patients included those who had been diagnosed with advanced or metastatic solid tumours including pancreatic, lung and ovarian cancers that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists.

The primary objective of the trial was to determine the Maximum Tolerated Dose (MTD), Dose-Limiting Toxicity (DLT), recommended dose and dosing schedule and safety profile of REOLYSIN when administered in combination with gemcitabine.  Secondary objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy.  For further information about Oncolytics, please visit www.oncolyticsbiotech.com

Gemzar® is indicated for NSCLC, breast, pancreatic and ovarian cancer.  For more information about Gemzar®, please visit www.gemzar.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.K. and U.S. combination REOLYSIN/gemcitabine clinical trials and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 cathy.ward@oncolytics.ca	The Equicom Group Nick Hurst 325, 300 5th Ave. SW Calgary, AB, T2P 3C4 Tel: 403.538.4845 Fax: 403.237.6916 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com